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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 1998.

                            DENISON INTERNATIONAL plc
                 (Translation of registrant's name into English)



                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)


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Contact: Anthony Mustacchio                       Roanne Kulakoff or Josh Rosen
         Chief Financial Officer                  Kekst and Company
         Denison International plc                212-521-4800
         937-644-4534


                             For Immediate Release
                             --- --------- -------



          DENISON INTERNATIONAL PLC REPORTS RESULTS FOR FIRST QUARTER

Marysville, OH, April 30, 1998 -- Denison International plc (NASDAQ: DENHY) announced today its financial results for the first quarter ended March 31, 1998.

For the current three months ended March 31, the Company's net sales increased 1.2% to $37.4 million, from $38.9 million in the first quarter of 1997. Restated, net sales (at 1997 first quarter exchange rates) for the current first quarter were $39.4 million, a 6.7% increase over the comparable 1997 period.

Net income was $3.9 million or $.35 per diluted share, for the first quarter of 1998, up 9.0% from net income of $3.6 million or $.33 per diluted share, for the comparable 1997 period. The increase in net income was impacted by an effective tax rate increase to 29.3% for the first quarter of 1998 versus an effective tax rate of 24.3% for the comparable 1997 period.

For the quarter ended March 31, 1998, gross profit increased 7.5%, and gross profit as a percentage of net sales increased to 37.1% from 34.9% for the same period in 1997. The increase in gross margin was primarily due to a shift in product mix during the first quarter of 1998 toward the Company's higher margin vane pump product line.

Operating income in the current first quarter increased 13.9%, and operating income as a percentage of net sales increased to 14.2% from 12.6% in the same period in 1997.

Commenting on the results, David Weir, President and CEO, said, "We are pleased with Denison's performance for the first quarter 1998, which showed growth in sales despite the adverse effects of the current conditions in Asia and the strengthening U.S.dollar. Overall, our strong results for the quarter are primarily due to increased volume and operational efficiencies obtained by the Company. In particular, we are pleased with our profitability improvement, as gross margins continued to improve over the year ago first quarter and remained in line with our long-term margin targets.

Denison International plc designs, manufactures, sells and services highly engineered hydraulic fluid power systems and components. Denison sells its products globally to a diverse group of end users in a broad array of industrial applications, such as machine tools and material handling equipment, mobile construction, agricultural and utility equipment, and marine applications, including military equipment.



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Certain matters discussed in this press release are "forward-looking statements"
intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Shareholder, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                                       ###
                                (Tables Follows)

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                           DENISON INTERNATIONAL, plc
                             STATEMENT OF OPERATIONS
                                   (unaudited)

                                                Three Months Ended Mar. 31,
                                                ---------------------------
USD - (000's)                                    1998                 1997
                                                 ----                 ----

Net Sales                                     $37,371              $36,912
Cost of Sales                                  23,509               24,019
                                               ------               ------
Gross Profit                                   13,862               12,893
SG&A                                            8,540                8,220
                                                -----                -----
Operating Income                                5,322                4,673
Other Income                                        0                   24
Net Interest Income                               158                    1
                                                  ---                -----
Income Before Taxes                             5,480                4,698
Tax Provision                                   1,603                1,142
                                                -----                -----
Net Income                                     $3,877               $3,556
                                               ------               ------
Basic earnings per share                        $0.35                $0.34
                                                -----                -----
Diluted earnings per share                      $0.35                $0.33
                                                -----                -----



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                           DENISON INTERNATIONAL, plc
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (unaudited)

                                                  March 31,   December 31,
                                                  ---------   ------------
                                                       1998           1997
                                                       ----           ----

Current assets:
     Cash & cash equivalents                        $31,457        $30,337
     Accounts Receivable, net                        30,488         29,212
     Inventories                                     31,523         28,182
     Other current assets                             3,156          3,327
                                                      -----          -----
       Total current assets                          96,624         91,058

Property, plan and equipment, net                    15,368         14,948
Other assets                                          1,915          1,487
                                                      -----          -----
       Total assets                                $113,907       $107,493
                                                   ========       ========

Current liabilities:
     Notes payable to bank                           $1,367         $1,472
     Accounts payable and other accrued liabilities  29,980         25,752
                                                     ------         ------
       Total current liabilities                     31,347         27,224

Noncurrent liabilities                               19,829         20,171
                                                     ------         ------

Shareholders' equity:
     Retained earnings                               61,992         58,115
     Other shareholders equity                          739          1,437
                                                        ---          -----
       Total shareholders' equity                    62,731         59,552
                                                     ------         ------
       Total liabilities and shareholders' equity  $113,907       $107,493
                                                   ========       ========


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               DENISON INTERNATIONAL plc

                                               By:   /s/ Anthony D. Mustacchio
                                                    --------------------------
                                                     Anthony D. Mustacchio
                                                     Chief Financial Officer


Date:  May 1, 1998